Offering Statement for
Great Geometer Software Inc.
(“Great Geometer Software,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Great Geometer Software Inc.

   5420 SE 4th Pl

   Ocala, FL 34480

Eligibility

2. **The following are true for Great Geometer Software Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jose (Arturo) Restrepo

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/27/2022	Present	Great Geometer Software Inc	CEO
05/01/2022	05/01/2023	Instrument	Senior Lead Software Engineer
05/01/2013	Present	EcoTropics, Inc.	Fractional CTO

Short Bio: Twenty years in digital transformation, tropical ecology, ESG, and financial sustainability. I am the fractional CTO EcoTropics Inc., which provides innovative ecosystem engineering solutions for integrated landscape management, carbon development, biodiversity credits, NbS, and climate-resilient agriculture. I am also trained in AI agents, AWS Solutions Architecture and Full Stack Software Engineering, with expertise in web, mobile, serverless applications, interoperability, integration, and microservices. I bring carbon finance experience, technology products, project management, and business development. I leverage my ecology, water engineering, policy-making and technology knowledge to support carbon projects' development, origination, brokering, and blue chip trading of verified carbon credits across Pantropical geographies. My mission is to drive financial sustainability and digital growth that chiefly benefits people, planet, and prosperity. LinkedIn: https://www.linkedin.com/in/arturorestrep0/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jose Restrepo

Securities:	8,000,000
Class:	Common Stock
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Great Geometer Software is a pioneering AI-driven software company at the intersection of computational analytics, blockchain, AI and design innovation. Founded in 2022 by a solopreneur visionary engineer and ecologist— Jose Restrepo, a former NASA contractor and researcher in computational and earth science algorithms—our company emerged from a shared frustration with the limitations of developing forestry and land use carbon and biodiversity credits cost-effectively. These legacy siloed systems, while powerful, often struggle with the complexity of real-world project design documents (PDDs) completion, from land-use planning to geospatial modeling, where human intellectual intuition alone falls short. Drawing on Restrepo's breakthrough in developing groundtruth carbon credit projects in the Global South (i.e. REDD+), we set out to build software that doesn't just complete a PDD but anticipates them, optimizing designs in ways that feel almost intuitive. Headquartered in Florida—a hub for tech innovation with its blend of academic rigor and startup energy—Great Geometer Software has grown from a garage prototype to an well architected AWS framework for an end2end blockchain solution, including top talents from NASA, Perficient, Nutrien Ag Solutions, Instrument LLC, and emerging AI labs. Our ethos is rooted in "accuracy with purpose," ensuring that every line of code not only solves PDD complexity for any nature based solution using top tier protocols and methodologies but also advances sustainable, equitable fintech practices. At its core, our business revolves around AWS ecosystem of data science and fintech services, a cloud-based platform that leverages advanced AI to revolutionize computation and simulation with an east to west cybersecurity. Our technology stack is a blend of neural architectures (built on Python), third parties web services integrations and open-source contributions, ensuring scalability across verified carbon credit and regulated carbon markets. What sets us apart is our focus on "interoperability and integration": every AI suggestion and block from our blockchain translates in a high quality carbon credit which comes with a traceable audit trail, demystifying black-box decisions to build trust among professionals wary of over-reliance on algorithms. As we expand, we're committed to ethical AI, with built-in biases checks for diverse global datasets over carbon-footprint tracking for our cloud operations. Our company's objectives are globally ambitious yet grounded, aligned with a five-year roadmap to become the go-to platform for AI-augmented carbon development and trading intelligence. Short-term, we aim to onboard 17,000 active users by the end of 2026, achieving product-market fit through iterative feedback loops that refine our analytical engines accuracy to 95% on benchmark data science tasks. Medium-term, by 2028, we target a 20% market share in the $17 billion carbon sector, expanding into emerging fields like AR/VR, UAV, geospatial design and climate-resilient farming modeling at landscape ecology scale. Long-term, our north star is to democratize access to worldwide growers into the carbon and biodiversity markets, making high-fidelity tools accessible to blue chip corporate buyers, ground truth consultants, growers on both developed and developing regions—think enabling cost-effective project development to increase the cost of opportunity for global farming families. These goals aren't just metrics; they're tied to our mission of fostering a world where software innovation drives societal progress, from reducing deforestation and degradation through removing carbon through ARR, IFM, Constructed Wetlands, and Biochar. To reach these objectives, our plans are multifaceted, blending organic growth with strategic scaling. On the product front, we plan to roll out quarterly updates, starting with MastingAI 1.0 in Q3 2026, which incorporates best in class web services integrations with generative "what-if" scenario simulations. Development will be agile, with cross-functional squads drawing from our diverse team— planned to be 30% women and underrepresented minorities—to ensure inclusive innovation. Engineering an End2End blockchain platform to empower farmers' parcels to receive cash for forestry carbon, biochar, constructed wetlands, and biodiversity credits using advanced AI, analytical engines, microservices and top market certified methodologies. Our planned Integrated Platform as a Service (IPaaS) automates orchestration through best in class data services interoperability by originating high-integrity volumes of carbon and biodiversity credits; including third party integration dMRV. Our milestone is reducing Cap-ex/Op-ex for Carbon Project DevOps as well as removing blockers on certification and VV timeframes with the Best Available Technology. Our platform plans to integrate with Registries, Devs, VVBs, CRM, Backoffice, Data Services (Data Science Services and Fintech), SmartContracts, Groundtruth surveying, and Blue Chip Corporate Buyers. For user acquisition, we're launching a freemium beta program via targeted LinkedIn campaigns and webinars co-hosted with influencers in design communities, aiming for viral adoption from project developers worldwide. Partnerships are key: we've inked MOUs with universities for co-research on AI-labs, and we're pitching enterprise integrations with AWS's ecosystem. Internally, we plan to invest in talent retention with equity shares and remote-friendly policies, while externally, we plan to pursue Series A funding in mid-2026 to fuel global expansion, including a Medellin office to tap Latin American and Kuala Lumpur south east asia carbon markets. Risk mitigation includes robust cybersecurity audits and phased rollouts to iron out edge cases in high-stakes applications. Monetization flows naturally from our value proposition, structured as a tiered IPaaS model to capture both grassroots growers, project DevOps and enterprise heavyweights. The planned freemium base—offering data science and fintech modeling for up to 5 projects/month—hooks indie users at no cost, converting 15-20% to paid tiers via upsell prompts during complex workflows. Pro plans unlock unlimited simulations and collaborative features, while Enterprise (planned $5K+/month per project DevOps) adds custom AI training, API access, and dedicated support— ideal for firms needing bespoke integrations to complete the most complex PDDs. Ancillary streams include premium add-ons like specialized modules and white-label licensing for OEMs. Marketplace commissions on user-generated templates (7-10%) can foster a vibrant ecosystem. This hybrid approach fosters profitability without alienating our community, with gross margins targeting 85% as cloud efficiencies kick in. In essence, Great Geometer Software isn't just building software; we're redefining how to deliver high integrity carbon and biodiversity credits to decarbonize our planet. With a team fueled by curiosity and a technology stack poised for exponential leaps, we're excited to turn ineffiecient and long timeframes into tangible realities—sustainably and ethically. As we navigate this journey, our commitment remains unwavering: precision isn't an end, but a means to a more harmonious, innovative future.

Great Geometer Software currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Great Geometer Software Inc. speculative or risky:**
   1. AI-Specific Risks: AI Washing: The risk that the company's AI capabilities are overstated or not genuinely sophisticated, leading to overvaluation and possible failure to meet growth or performance expectations. Technology Validation: Difficulty in verifying the true quality, maturity, and effectiveness of the AI technology increases uncertainty about the sustainability and competitive advantage of the company. Regulatory and Ethical Risks: AI startups face growing regulatory scrutiny around compliance, data privacy, algorithmic fairness, and security, which can lead to legal issues, financial penalties, or reputational damage. Rapid Obsolescence: The highly competitive and fast-evolving AI landscape means the startup could quickly become irrelevant if it fails to innovate or keep pace with market leaders.
   2. Market and Business Risks: Early-Stage and Small Scale: AI startups tend to be in early development phases, making their business models, revenue streams, and market fit unproven and unstable. High Valuation Volatility: Startups often have inflated valuations fueled by hype and investor enthusiasm, which can lead to sharp corrections or value loss. Competitive Pressure: Intense competition from established tech giants and other startups can undermine growth and market share potential downstream. Uncertain ROI Timeline: Significant investments in AI development and commercialization can delay profitability, causing a longer and riskier investment horizon.
   3. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings

against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

4. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

5. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

6. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

7. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

8. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

10. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

12. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

13. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Great Geometer Software Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,200,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Software development and microservices integration under Agile context. AWS Cloud Services Infrastructure setup and tools Hiring Cost Digital Marketing Repayment of Outstanding debt Contingency fund

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$58,800
Offshore/Nearshore Software Development	$2,000	$240,000
AWS Cloud Services	$3,000	$360,000
Infrastructure Setup & Tools	$1,500	$180,000
Hiring Costs	$2,000	$240,000
Digital Marketing	$250	$30,000
Repayment of Outstanding Debt	$260	$31,200
Contingency Fund	$500	$60,000
Total Use of Proceeds	**$10,000**	**$1,200,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Great Geometer Software Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	8,000,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company. The current offering proposes selling less than 20% of the outstanding voting securities, meaning new purchasers will enter as minority stakeholders with limited leverage. This imbalance raises risks for buyers, as the exercise of these rights could prioritize the interests of the controlling parties over those of incoming investors, potentially undermining the value and protections of the newly acquired securities. The primary adverse effects stem from the major holders' ability to dominate key decision-making processes. Under standard corporate structures in startups, these rights include voting on major corporate actions, such as financing rounds, mergers and acquisitions (M&A), bankruptcy or liquidation proceedings, name changes, and adoption of new trademarks. For instance, in a financing event, the principal owner could approve additional issuances that dilute the ownership percentage of new purchasers without granting them proportional rights or anti-dilution protections. Similarly, in an M&A scenario, they might push for a deal that benefits their liquidity or strategic preferences—such as a quick exit at a suboptimal valuation—while leaving minority investors with reduced proceeds or unfavorable terms. Bankruptcy or liquidation votes could accelerate dissolution if it aligns with the majority's risk tolerance, exposing new buyers to total loss of investment. Even seemingly minor actions, like rebranding, could erode market perception or intellectual property value in the fast-evolving AI sector, where brand identity is critical for attracting talent and partnerships. Beyond direct voting, these rights amplify indirect risks for purchasers. Controlling shareholders often nominate or influence board composition, steering management toward agendas that may not foster broad value creation —such as aggressive R&D spending on unproven AI models that increases burn rate without returns. In GGS AI startup, where valuations hinge on proprietary architecture artifacts, algorithms and data moats, a majority holder could block transparency measures, like independent audits, heightening information asymmetry for minority investors. This could lead to regulatory scrutiny or investor lawsuits if decisions appear self-serving, further depressing stock value. New purchasers might also face lock-up periods or resale restrictions that prevent quick exits, trapping capital amid volatility driven by majority actions.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors in Regulation Crowdfunding (Reg CF) campaigns, including minority owners in companies like Great Geometer Software (GGS), face risks such as business failure, lack of liquidity, and potential loss of their invested capital. These investments are typically in early-stage companies, which carry uncertainty about the timeline and magnitude of returns. Additionally, Netcapital investors must contend with investment limits based on their income and net worth, designed to protect them but also restricting their financial flexibility. Investors should also be aware of the limited ongoing disclosure and the potential difficulty in selling or transferring their shares due to the nature of minority ownership in private companies under Reg CF rules. Risks Specific to Minority Ownership in Great Geometer Software: These risks are essential considerations for anyone holding a minority stake in Great Geometer Software through Netcapital network of investors.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The risks to Netcapital investors associated with corporate actions such as additional issuances of securities, issuer repurchases of securities, sale of the issuer or its assets, and transactions with related parties include the following: Additional Issuances of Securities: Issuer Repurchases of Securities: Sale of the Issuer or Its Assets: Transactions with Related Parties: These corporate actions can significantly affect the investment's value, liquidity, and risk profile for Netcapital investors, who often have limited control and less ability to influence company decisions. Disclosure requirements aim to mitigate some risks, but investors should carefully review offering materials and ongoing reports for related risks.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Jose A Restrepo
Amount Outstanding:	$220,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	This loan was for the time and work devoted to draft the AWS Architecture blueprint software development.

25. **What other exempt offerings has Great Geometer Software Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Jose Restrepo	CEO	Debt	$220,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Great Geometer Software, Inc. was formed in the State of Delaware on March 24, 2022. The Company is developing an MVP-stage platform to originate and trade land-use carbon credits by leveraging global geospatial digital infrastructure. On December 31, 2024, the Company had 10,000 shares authorized to be issued and 10,000 shares were issued. During 2025, the Company amended their articles of incorporation to authorize 10,000,000 shares. Additionally, the Company issued more shares to CEO Jose (Arturo) Restrepo. As of the initial filing of this offering, Arturo owns 8,000,000 shares. The total number of shares issued and outstanding for the Company is 8,000,000. Results of Operations: The Company is currently in its pre-revenue stage. During the period January 1, 2025 through June 30, 2025, the Company recorded expenses of approximately $5,000. Operating expenses for the year ended December 31, 2024 increased by $28,100 to $28,529, as compared to $429 reported for the period ended December 31, 2023. Out of the $28,529, $26,000 was a non-cash expense for amortization. Net loss for the year ended December 31, 2024 increased by $28,100 to $28,529, as compared to a net loss of $429 reported for the period ended December 31, 2023. Liquidity Capital Resources: On December 31, 2024, the Company had cash and cash equivalents of $0 and working capital of $0 as compared to cash and cash equivalents of $0 and negative working capital of $940 during the period ended December 31, 2023.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Great Geometer Software Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://greatgeometer.io/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.